Form 10-K405, Exhibit 13
period 1996-12-31
PURE ATRIA CORP
filed 1997-03-28
CIK 946487

                                                                      EXHIBIT 13

(In thousands, except share data)                                                Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                                      1996       1995             1994      1993       1992
-----------------------------------------------------------------------------------------------------------------------------

Statement of Operations Data(1):
Revenues                                                            $132,495    $ 84,185         $42,758   $21,187    $ 8,413
Gross margin                                                         118,113      76,320          38,776    19,338      7,405
In-process research and development                                       --      11,600              --        --         --
Merger and integration                                                35,255       2,961              --        --         --
Income (loss) from operations                                         (7,965)       (563)          5,927     1,590        456
Income (loss) before income taxes                                     (4,296)      1,841           6,762     1,729        553
Net income (loss)                                                     (6,657)     (3,522)          5,427     1,646        223
Net income loss per share                                              (0.17)
Pro forma net income (loss)(2)                                                    (4,246)          5,132
Pro forma net income (loss) per share(2)                                           (0.11)           0.14
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                              December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                                      1996       1995             1994      1993       1992
-----------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheet Data(1):
Cash, cash equivalents and short-term investments                   $ 97,377    $ 78,534         $42,532   $ 8,253    $ 7,085
Working capital                                                       75,683      65,024          35,869     7,251      7,172
Total assets                                                         153,950     110,074          54,716    15,234      9,912
Long-term obligations                                                    --           --             --         --         --
Total stockholders' equity (deficit)                                  90,198      75,855          32,980       (87)    (1,602)

(1) See Note 2 of Notes to Consolidated Financial Statements regarding the acquisition of Atria Software, Inc., QualTrak Corporation, and Performix, Inc.

(2) See Note 1 of Notes to Consolidated Financial Statements regarding the pro forma net income (loss) and the pro forma net income (loss) per share related to Performix, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table sets forth, as a percentage of total revenues, consolidated statements of operations data for the periods indicated. In view of the Company's significant growth, the Company believes that period-to-period comparison of its financial results should not be relied upon as an indication of future performance.

                                           Year ended December 31,
-------------------------------------------------------------------
                                           1996      1995      1994
-------------------------------------------------------------------
Revenue:
 Product                                      71%       74%      75%
 Maintenance and other                        29        26       25
-------------------------------------------------------------------
   Total revenues                            100       100      100
Cost of revenues:
 Product                                       2         2        2
 Maintenance and other                         9         7        7
-------------------------------------------------------------------
   Total cost of revenues                     11         9        9
-------------------------------------------------------------------
 Gross margin                                 89        91       91
Operating expenses
 Sales and marketing                          43        46       45
 Research and development                     17        18       22
 General and administrative                    8         9       10
 In-process research and development          --        14       --
 Merger and integration                       27         4       --
-------------------------------------------------------------------
   Total operating expenses                   95        91       77
-------------------------------------------------------------------
 Income (loss) from operations                (6)       --       14
 Other income                                  3         2        2
-------------------------------------------------------------------
   Income (loss) before income taxes          (3)        2       16
 Income tax expense                            2         6        3
-------------------------------------------------------------------
 Net income (loss)                            (5)%      (4)%     13%
-------------------------------------------------------------------

Revenues

Pure Atria's revenues are derived from license fees for its software products, from software maintenance fees and from other sources. Product revenues are derived from product licensing fees. Maintenance and other revenues are derived from software maintenance, training and consulting fees and from royalties for technology licenses. Fees for maintenance, training and consulting are generally billed separately from licenses for Pure Atria's products. Pure Atria recognizes revenue in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position No. 91-1, Software Revenue Recognition. Product revenues from software licenses are recognized upon shipment to an end-user if collection is probable and remaining vendor obligations are insignificant. Product returns and sales allowances are estimated and provided for at the time of sale. Maintenance revenues from ongoing customer support and product upgrades are recognized ratably over the term of the related maintenance agreement. Payments for maintenance fees are generally received in advance and are nonrefundable. Revenues for training and consulting are recognized when the services are performed. Revenues from royalties for technology licenses are recognized when earned and when collection is probable.

Total revenues were $132.5 million, $84.2 million and $42.8 million in 1996, 1995 and 1994, respectively, representing increases of 57% from 1995 to 1996 and 97% from 1994 to 1995. Total revenues increased primarily due to increased unit sales of software licenses and increased maintenance, training and consulting fees resulting from a larger installed base. Pure Atria distributes its products primarily through its direct sales force and continues to expand its international operations, particularly in Europe and Asia Pacific.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Product Revenues -- Revenues from product licenses were $93.4 million, $62.1 million and $32.1 million in 1996, 1995 and 1994, respectively. This represents increases of 50% from 1995 to 1996 and 94% from 1994 to 1995. For the years 1996, 1995 and 1994, product revenues as a percentage of total revenues were 71%, 74% and 75%, respectively. Substantially all of the period-to-period growth in product revenues was due to higher unit sales of software licenses resulting from an increase in the number of direct sales personnel worldwide and product line expansion through the release of new products, releases of new versions of existing products, and expansion of the platforms supported for Unix based products. Product line expansion that contributed to product revenue increases include: the release of Purify and a new version of ClearCase, for the Microsoft Windows NT operating system in 1996; the release of PureDDTS 3.2, the first new version of PureDDTS since the acquisition of QualTrak Corporation (QualTrak), PureDDTS WebTracker, ClearCase 2.1 for UNIX and the original version of ClearCase for the Microsoft Windows NT operating system, and ClearCase Attache in 1995.

Maintenance and Other Revenues -- Maintenance and other revenues were $39.1 million, $22.1 million and $10.7 million in 1996, 1995 and 1994, respectively, representing increases of 77% from 1995 to 1996 and 106% from 1994 to 1995. For the years 1996, 1995 and 1994, maintenance and other revenues as a percentage of total revenues were 29%, 26% and 25%, respectively. The growth in maintenance and other revenues was primarily attributable to a larger installed base requiring incrementally more maintenance, training and consulting support.

International Revenues -- International revenues accounted for approximately 30%, 28% and 19% of total revenues in 1996, 1995 and 1994, respectively. The increases in international revenues as a percentage of total revenues were primarily due to the increase in the number of direct international sales and marketing personnel and the expansion of operations in the international market. Substantially all of the company's international sales were generated by its operations in Europe, Japan and Australia, with a majority of international sales from Europe. Pure Atria intends to continue increasing the number of direct sales and marketing personnel, particularly within Europe and Asia.

Pure Atria expects that international revenues will increase as a percentage of total revenues as the Company continues its penetration of international markets, and believes that continued growth and profitability will require further expansion of sales in these markets; however, future growth in international sales and operations are subject to risks and uncertainties. Some of the factors that could adversely affect such growth are: the imposition of government controls, export license requirements and restrictions, political and economic conditions and instability, trade restrictions, changes in tariffs and taxes, risks of acceptance of non-localized products and costs of localizing products for foreign countries, reduced protection for intellectual property rights, difficulties in staffing and managing international operations, and high local wage scales and other operating costs and expenses. A majority of Pure Atria's international sales are denominated in foreign currencies and accordingly, Pure Atria is subject to foreign currency exchange risk. Pure Atria has not engaged in foreign currency hedging activities, but is considering a hedging strategy for the future. However, there can be no assurance that currency fluctuations will not have a materially adverse affect on the Company's operating results even if the Company adopts a hedging strategy, including, without limitation, reductions in the company's reported revenues (which are denominated in United States dollars) in the event of a decrease in the value of currencies in key international markets.

Cost of Revenues

Cost of Product Revenues -- Cost of product revenues, consisting primarily of the cost of product packaging and documentation that is shipped to customers, was $2.6 million, $1.9 million and $0.8 million in 1996, 1995 and 1994, respectively, representing 3% of the related product revenues during each period. Cost of product revenues in absolute dollars increased 38% from 1995 to 1996 and 127% from 1994 to 1995. The increase in dollar amount was primarily due to the higher volume of products shipped and the amortization of certain intangible assets capitalized in connection with the 1995 acquisition of QualTrak.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of Maintenance and Other Revenues -- Cost of maintenance and other revenues, consisting primarily of costs incurred in providing telephone support, product upgrades, and training and consulting to customers was $11.7 million, $6.0 million and $3.1 million in 1996, 1995 and 1994, respectively, representing 30%, 27% and 29% of the related maintenance and other revenues for each respective year. Cost of maintenance and other revenues increased 97% from 1995 to 1996 and 90% from 1994 to 1995. The increase in dollar amount was primarily due to the increase in the number of customer support, training and consulting personnel and related overhead costs necessary to support a larger installed product base and expanded product line. Pure Atria believes that the cost of maintenance and other revenues will increase in dollar amount in the future.

Operating Expenses

Sales and Marketing -- Sales and marketing expenses, consisting primarily of salaries, commissions, bonuses for sales and marketing personnel and promotional expenses were $57.8 million, $39.1 million and $18.9 million, or 44%, 46% and 44% as a percentage of total revenues, in 1996, 1995 and 1994, respectively. The dollar increase in sales and marketing expenses for all periods is primarily attributable to the domestic and international expansion of Pure Atria's sales force, related travel expenses and increased marketing activities, including trade shows, seminars and promotional expenses. Pure Atria believes that sales and marketing expenses will increase in dollar amounts in the future as Pure Atria continues to expand its sales and marketing staff.

Research and Development -- Research and development expenses, consisting primarily of salaries, benefits and related costs, were $22.8 million, $15.5 million and $9.5 million, or 17%, 18% and 22% as a percentage of total revenues, in 1996, 1995 and 1994, respectively. This represents an increase of 47% from 1995 to 1996 and 63% from 1994 to 1995. The dollar increase in research and development expense was primarily due to increased staffing and associated support for software engineers required to expand and enhance Pure Atria's product line as well as the support of existing products. Pure Atria believes that research and development expenses will continue to increase in absolute dollar amounts in the future.

General and Administrative -- General and administrative expenses, consisting primarily of the corporate, finance, legal and administrative expenses of the Company, were $10.3 million, $7.8 million and $4.5 million, or 8%, 9% and 10% as a percentage of total revenues, in 1996, 1995 and 1994, respectively. The dollar increase in general and administrative expenses for all periods was primarily due to increased staffing and associated expenses necessary to build an infrastructure to support the Company's growth as well as increased costs associated with being a public company. General and administrative expenses as a percentage of revenues have decreased for all periods as the result of increased revenue growth and economies of scale.

In-Process Research and Development -- In March 1995, Pure Atria acquired QualTrak Corporation ("QualTrak") for a purchase price of $11.9 million, of which $10.1 million was allocated to in-process research and development and expensed at the time of acquisition. Additionally, in the third quarter of 1995, Pure Atria recorded a $1.5 million dollar charge related to the acquisition of technology that was incorporated into the release of a client/server change request management product. The Company anticipates that in the first quarter of 1997 that it will record a charge currently estimated at $46.0 million for in-process research and development in connection with the acquisition of Integrity QA Software, Inc.

Merger and Integration -- In the third quarter of 1996, Pure Atria recorded a charge of $35.3 million related to the combination of Pure Software Inc. ("Pure") and Atria Software, Inc. ("Atria"). This charge included direct transaction costs of $8.3 million, and $27.0 million associated with integrating the operations of both companies. Included in integration charges were $16.6 million in severance costs and other compensation expenses, $6.0 million in redundant facility costs, computer and other equipment write-offs and contract termination costs, and $4.4 million in other related costs. There can be no assurance that Pure Atria will not incur additional charges associated with the merger or that management will be successful in its efforts to integrate the operations of the two companies. Merger-related expenses of $3.0 million were also recorded during the year ended December 31, 1995 in connection with the acquisition of Performix, Inc. ("Performix").

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Income

Other income consists of the net effect of interest income, interest expense and miscellaneous income and expense items. Other income was $3.7 million, $2.4 million and $0.8 million for 1996, 1995 and 1994, respectively. The increase in other income for each period primarily resulted from interest income generated from higher average cash balances due to the receipt of proceeds from initial public offerings and higher cash generated from operations.

Income Taxes

Pure Atria incurred income tax expense of $2.4 million, $5.4 million and $1.3 million in the years ended 1996, 1995, and 1994, respectively. The actual tax rates differ from the statutory rate primarily due to certain nonrecurring charges incurred in connection with acquisitions in both 1995 and 1996 which are not fully deductible for tax purposes, state income taxes, tax exempt interest and research credits. See Note 9 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Since inception, Pure Atria has financed its operations primarily through the sale of stock and cash generated from operations. In August 1995, Pure completed its initial public offering and received net proceeds of approximately $30.4 million. Additionally, Atria completed its initial public offering (collectively, with Pure's initial public offering, the "IPOs") in May 1994 and received proceeds of approximately $21.4 million. Pure Atria expects to use the remaining proceeds from these offerings for general corporate purposes, including working capital. A portion of these proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of Pure Atria. Pending such uses, these proceeds are invested in short term investments as discussed below. Prior to these IPOs, Pure Atria was funded by cash provided by operations.

Cash and cash equivalents totaled $17.4 million at December 31, 1996 compared to $24.3 million at December 31, 1995. The decrease in cash and cash equivalents was primarily due to increased investment of the Company's excess funds in both taxable and tax-exempt short-term investments and capital additions related to the expansion of operations, offset by cash proceeds from the issuance of common stock. As of December 31, 1996, and 1995, Pure Atria had short-term investments of $80.0 million, and $54.2 million, respectively, with a maturity date of greater than three months from the date of purchase. The increase in short-term investments, as stated above, is primarily due to the increased investment of the Company's excess funds in both taxable and tax-exempt short-term investments.

For the year ended December 31, 1996, Pure Atria incurred a net loss of $6.7 million which included non-recurring charges of $35.3 million. Net cash provided by operations for the year ended December 31, 1996 of $22.7 million consisted principally of a net loss, adjusted for depreciation and amortization, non-recurring charges, deferred revenue and accruals required for merger and integration expenses, partially offset by growth in accounts receivable and an increase in deferred tax assets. The increase in accounts receivable reflects an increase in Days Sales Outstanding ("DSO"), as well as increased revenue levels. Pure Atria believes that DSO may increase as Pure Atria expands into new markets, international revenues increase, a greater percentage of orders are received later in the quarter, and the customer base expands. For the year ended December 31, 1995, Pure Atria incurred a net loss of $3.5 million which included non-recurring charges of $14.6 million. Net cash provided by operations for the year ended December 31, 1995 of $18.8 million consisted principally of a net loss, adjusted for depreciation and amortization, the non-recurring charges and deferred revenue, partially offset by growth in accounts receivable and an increase in deferred tax assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the year ended December 31, 1996, Pure Atria used cash of $11.5 million for the purchase of property and equipment. The purchases of property and equipment were primarily for computer hardware and software to support Pure Atria's growing employee base. In the year ended December 31, 1995, Pure Atria used cash of $8.2 million for the purchase of property and equipment, $1.6 million in connection with the acquisition of QualTrak and $1.5 million in connection with the purchase of technology incorporated in a client/server change request management product. Pure Atria expects that the rate of purchases of property and equipment will remain constant or increase as the Company's employee base increases.

In the year ended December 31, 1996, net cash of $8.3 million was provided by financing activities, primarily from the issuance of common stock through both the exercise of stock options and the employee stock purchase plan. Net cash provided by financing activities in the year ended December 31, 1995 was $29.3 million and consisted primarily of sale of common stock in connection with Pure's initial stock offering, partially offset by S corporation distributions to Performix shareholders.

As of December 31, 1996, Pure Atria had working capital of $75.7 million, compared to $65.0 million at December 31, 1995. Pure Atria does not have a bank line of credit. Pure Atria believes that its current cash balances, short-term investments, and anticipated cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months.

From time to time, Pure Atria evaluates acquisitions of businesses, products and technologies that complement Pure Atria's business. Pure Atria has no present understandings, commitments or agreements with respect to any material acquisitions of other businesses, products or technologies. Any such transactions, if consummated, may use a portion of Pure Atria's working capital or require the issuance of additional debt or equity instruments.

Forward-Looking Statements and Factors That May Affect Future Results

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which Pure Atria operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Pure Atria undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion highlights some of these risks and other factors that may affect future results.

Although demand for Pure Atria's products has grown in recent years, the market for software tools is still emerging and any future growth depends upon continued market acceptance of these tools. Broad market acceptance of Pure Atria's products, including acceptance in markets characterized by greater usage of the Windows and Windows NT operating systems, is critical to Pure Atria's future success. Pure Atria believes that factors affecting the ability of Pure Atria's products to achieve broad market acceptance include: product performance, price, ease of adoption and the ability to displace existing approaches. The application development software industry is extremely competitive and is subject to rapid technological change, frequent new product introductions and evolving domestic and international industry standards, any or all of which may render existing products and services obsolete. To be successful in the future, Pure Atria must respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its current products and developing new products on a timely basis. In addition, Pure Atria expects that new product markets will need to be established for its future products, which will require significant sales and marketing resources. Pure Atria expects to confront new competitors as it introduces new products and expands into new markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain current and potential competitors of Pure Atria are more established, benefit from greater market recognition and have substantially greater financial, development and marketing resources than Pure Atria. Competitive pressures or other factors, including entry into new markets, may result in significant price erosion that could have a material adverse effect on Pure Atria's results of operations. If the market for software tools fails to grow, or grows more slowly than Pure Atria anticipates, or if Pure Atria is unable to establish product markets for its new products, Pure Atria's business, operating results and financial condition would be materially affected.

Pure Atria believes that an increasing portion of its revenues will come from products designed for use on the Windows and Windows NT operating system ("Windows Operating Systems"). As a result, the company has begun to estimate the percentage of sales attributable to products adapted for use on Windows Operating Systems. However, Pure Atria does not require a separate license for the Windows Operating Systems version of its ClearCase product or to use the Windows Operating Systems version of the Performix client component. Accordingly, these estimates are subject to substantial variance from actual results.

Pure Atria believes that its success will depend in large part on the success of its Windows Operating Systems based products. Although Pure Atria has adapted certain of its products to the Windows Operating Systems, the company's products have historically been designed for use on certain UNIX operating systems. There can be no assurance that Pure Atria will be successful in marketing its products for the Windows Operating Systems, or that its products adapted for use on the Windows Operating Systems will gain the necessary market acceptance.

Pure Atria's quarterly operating results have in the past and may in the future fluctuate significantly depending on factors such as demand for Pure Atria's products, the size and timing of orders, the number, timing and significance of new product announcements by Pure Atria and its competitors, the ability of Pure Atria to develop, introduce and market new and enhanced versions of Pure Atria's products on a timely basis, the level of product and price competition, changes in operating expenses, changes in average selling prices and product mix, changes in Pure Atria's sales incentive strategy, sales personnel changes, the mix of direct and indirect sales, product returns and general economic factors, among others. Pure Atria's products are typically shipped shortly after orders are received, and consequently, order backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. Pure Atria has routinely received and may continue to routinely receive a substantial portion of its orders in the last month of a quarter, with these orders frequently concentrated in the last weeks or days of a quarter. Because product revenues in any quarter are substantially dependent upon orders booked and shipped during that quarter, revenues for any future quarter are not predictable with any significant degree of accuracy. Product revenues are also difficult to forecast because the markets for the company's products are rapidly evolving and Pure Atria's sales cycle, from initial evaluation to multiple license purchases and the provision of support services, may vary substantially from customer to customer. Because Pure Atria's operating expenses are based on anticipated revenue levels and a high percentage of expenses are relatively fixed in the short term, variations in the timing of revenue recognition can cause significant fluctuations in operating results from quarter to quarter and may result in unanticipated quarterly earnings' shortfalls or losses. In such an event the price of Pure Atria Common Stock would likely be materially adversely affected.

Additional risks and uncertainties that may affect actual results are set forth in the section entitled "Certain Additional Risks" in the Company's Form 10-K for the year ended December 31, 1996, as well as in other SEC Reports filed by Pure Atria.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


Selected Unaudited Quarterly Operating Results

 (In thousands, except share data)                                           Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
                                       Dec. 31,   Sept. 30,    June 30,   Mar. 31,   Dec. 31,    Sept. 30,   June 30,   Mar. 31,
                                         1996        1996        1996       1996       1995        1995        1995       1995
                                       ---------------------------------------------------------------------------------------------
Revenues                                $37,780    $ 34,092     $31,993    $28,630    $25,496      $22,950    $19,474    $16,265
Gross margin                             33,119      30,380      28,798     25,816     23,107       20,752     17,591     14,870
In-process research and
 development                                  -           -           -          -          -        1,500          -     10,100
Merger and integration                        -      35,255           -          -      2,961            -          -          -
Income (loss) from operations             9,038     (28,300)      6,228      5,069      1,535        2,445      2,978     (7,521)
Income (loss) before income taxes        10,230     (27,392)      7,036      5,830      2,318        3,078      3,539     (7,094)
Net income (loss)                         6,585     (21,731)      4,638      3,851       (506)       2,284      2,532     (7,832)
Net income (loss) per share                0.15       (0.54)       0.10       0.09
Pro forma net income (loss)(1)                                                           (506)       1,959      2,354     (8,053)
Pro forma net income (loss)
 per share(1)                                                                           (0.01)        0.05       0.06      (0.22)
------------------------------------------------------------------------------------------------------------------------------------


(1) See Note 1 of Notes to Consolidated Financial Statements regarding pro forma net income (loss) and pro forma net income (loss) per share.


22 Pure Atria Corporation and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS


 (In thousands, except share data)                         December 31,
--------------------------------------------------------------------------------
                                                        1996          1995
--------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                            $    17,363    $ 24,294
 Short-term investments                                    80,014      54,240
 Accounts receivable, net of
  allowances of $2,041 and $838 in 1996 and 1995           29,478      16,613
 Prepaid expenses and other current assets                  3,526       1,876
 Deferred tax assets                                        9,054       2,220
-----------------------------------------------------------------------------
  Total current assets                                    139,435      99,243
Property and equipment, net                                12,974       8,314
Other assets, net                                           1,541       2,517
-----------------------------------------------------------------------------
  Total assets                                        $   153,950    $110,074
=============================================================================
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable                                     $     3,802    $  1,846
 Accrued payroll and related expenses                       8,987       5,722
 Accrued merger and integration expenses                   15,371       1,887
 Other accrued expenses and liabilities                    10,003       7,460
 Deferred revenue                                          24,281      13,945
 Income taxes                                               1,308       3,359
-----------------------------------------------------------------------------
  Total current liabilities                                63,752      34,219
-----------------------------------------------------------------------------
Commitments and contingencies

Stockholders' equity:
 Preferred stock; $.0001 par value; 2,000,000
  shares authorized; no shares issued and outstanding           -           -
 Common stock; $.0001 par value; 80,000,000 shares authorized;
  40,908,423 and 39,086,379 shares issued and outstanding in
  1996 and 1995                                                 4           4
 Additional paid-in capital                                99,847      78,162
 Cumulative translation adjustment                           (831)       (146)
 Accumulated deficit                                       (8,822)     (2,165)
  Total stockholders' equity                               90,198      75,855
-----------------------------------------------------------------------------
Total liabilities and stockholders' equity            $   153,950    $110,074
=============================================================================

See accompanying Notes To Consolidated Financial Statements.

                                      Pure Atria Corporation and Subsidiaries 23

Consolidated Statements of Operations

(In thousands, except per share data)                     Year ended December 31,
----------------------------------------------------------------------------------------
                                                  1996              1995            1994
----------------------------------------------------------------------------------------
Revenues:

 Product                                     $  93,437      $     62,133        $ 32,077
 Maintenance and other                          39,058            22,052          10,681
----------------------------------------------------------------------------------------
  Total revenues                               132,495            84,185          42,758
----------------------------------------------------------------------------------------
Cost of revenues:
 Product                                         2,643             1,909             841
 Maintenance and other                          11,739             5,956           3,141
----------------------------------------------------------------------------------------
  Total cost of revenues                        14,382             7,865           3,982
----------------------------------------------------------------------------------------
  Gross margin                                 118,113            76,320          38,776
----------------------------------------------------------------------------------------
Operating expenses:
 Sales and marketing                            57,757            39,063          18,934
 Research and development                       22,794            15,468           9,465
 General and administrative                     10,272             7,791           4,450
 In-process research and development                 -            11,600              --
 Merger and integration                         35,255             2,961              --
----------------------------------------------------------------------------------------
  Total operating expenses                     126,078            76,883          32,849
----------------------------------------------------------------------------------------
Income (loss) from operations                   (7,965)             (563)          5,927
Other income                                     3,669             2,404             835
----------------------------------------------------------------------------------------
  Income (loss) before income taxes             (4,296)            1,841           6,762
Income taxes                                     2,361             5,363           1,335
----------------------------------------------------------------------------------------
 Net income (loss)                           $  (6,657)     $     (3,522)       $  5,427
=======================================================================================
Net loss per share                              $(0.17)
======================================================
Pro forma net income (loss) per share:
 Income before income taxes, as reported                    $      1,841        $  6,762
 Pro forma income taxes                                            6,087           1,630
----------------------------------------------------------------------------------------
Pro forma net income (loss)                                 $     (4,246)       $  5,132
========================================================================================
Pro forma net income (loss)  per share                            $(0.11)          $0.14
========================================================================================
Shares used in per share computations           39,921            37,600          36,394
========================================================================================

See accompanying Notes To Consolidated Financial Statements.


24  Pure Atria Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE STOCK AND STOCKHOLDERS' EQUITY

                                   Redeemable                                                          Retained         Total
                                   convertible                          Additional  Cumulative         earnings        stock-
                                 preferred stock      Common stock       paid-in    translation      (accumulated      holders'
                                --------------------------------------
(In thousands)                  Shares     Amount     Shares    Amount   capital    adjustment          deficit)        equity
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1993       5,331    $8,564    14,054  $     1      $257        $  --         $  (345)      $    (87)
Conversion of Atria
 preferred stock                   (809)   (6,167)    8,959        1     6,166           --              --          6,167
Issuance of Pure Series C
 redeemable convertible
 preferred stock                  1,536     4,070        --       --        --           --              --             --
Atria initial public offering        --        --     6,085        1    21,401           --              --         21,402
Exercise of stock options            --        --       683       --       202           --              --            202
Income tax benefit related to
 option plans                        --        --        --       --       170           --              --            170
Distributions to stockholders        --        --        --       --        --           --            (300)          (300)
Purchase of treasury stock           --        --       (21)      --        (1)          --              --             (1)
Net income                           --        --        --       --        --           --           5,427          5,427
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1994       6,058     6,467    29,760        3    28,195           --           4,782         32,980
Issuance of Pure Series D
 redeemable convertible
 preferred stock                    788     9,706        --       --        --           --              --             --
Pure initial public offering         --        --     2,000       --    30,396           --              --         30,396
Conversion of Pure
 preferred stock                 (6,846)  (16,173)    6,846        1    16,172           --              --         16,173
Exercise of stock options            --        --       532       --       530           --              --            530
Income tax benefit related to
 option plans                        --        --        --       --       800           --              --            800
Currency translation
 adjustment                          --        --        --       --        --        (146)              --           (146)
Distributions to stockholders        --        --        --       --        --          --           (1,800)        (1,800)
Reclassification of
 undistributed
 S corporation earnings              --        --        --       --     1,625          --           (1,625)            --
 Stock issued under stock
 purchase plan                       --        --        44       --       453          --               --            453
Purchase of treasury stock           --        --       (96)      --        (9)         --               --             (9)
Net loss                             --        --        --       --        --          --           (3,522)        (3,522)
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1995          --        --    39,086        4    78,162        (146)          (2,165)        75,855
Exercise of stock options            --        --     1,647       --     5,777          --               --          5,777
Stock issued under stock
 purchase plan                       --        --       175       --     2,800          --               --          2,800
Income tax benefit related to
 option plans                        --        --        --       --     8,950          --               --          8,950
Stock compensation expense           --        --        --       --     4,158          --               --          4,158
Currency translation
 adjustment                          --        --        --       --        --        (685)              --           (685)
Net loss                             --        --        --       --        --          --           (6,657)        (6,657)
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1996          --        --    40,908      $ 4   $99,847      $ (831)         $(8,822)      $ 90,198
==================================================================================================================================

See accompanying Notes To Consolidated Financial Statements.


Pure Atria Corporation and Subsidiaries 25

CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)                                                            Year ended December 31,
--------------------------------------------------------------------------------------------------------
                                                                1996                   1995        1994
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income (loss)                                         $  (6,657)         $      (3,522)   $  5,427
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation and amortization                                5,628                  3,192       1,814
  Noncash merger and integration costs                         6,645                    331          --
  Tax benefit of stock option exercises                        8,950                    800         170
  In-process research and development                             --                 11,600          --
  Changes in operating assets and liabilities:
   Accounts receivable                                       (13,699)                (9,250)     (2,625)
   Prepaid expenses and other current assets                  (1,733)                  (766)       (307)
   Deferred tax assets                                        (6,765)                (2,236)       (682)
   Accounts payable                                            1,990                    622         615
   Accrued payroll and related expenses                        3,171                  3,784         985
   Accrued merger and integration expenses                    13,484                  1,887          --
   Other accrued expenses                                      3,351                  4,001       1,841
   Deferred revenue                                           10,347                  6,025       4,101
   Income taxes                                               (2,052)                 2,295         813
--------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                 22,660                 18,763      12,152
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of property and equipment, net                   (11,505)                (8,212)     (3,251)
  Other assets                                                    74                   (395)       (118)
  Acquisitions, net of cash acquired                              --                 (3,137)         --
  Proceeds from the sale of short-term investments           148,490                 59,711      10,966
  Purchases of short-term investments                       (174,404)               (92,078)    (33,007)
--------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                    (37,345)               (44,111)    (25,410)
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Bank borrowings                                                 --                     --         250
  Repayments of bank borrowings and capital leases              (321)                  (298)        (93)
  S Corporation distributions to stockholders                                        (1,800)       (300)
  Proceeds from issuance of common stock                       8,577                 31,370      21,603
  Proceeds from issuance of redeemable convertible
   preferred stock                                                --                     --       4,070
--------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                  8,256                 29,272      25,530
--------------------------------------------------------------------------------------------------------
Effect of currency exchange rate changes on cash                (502)                  (155)         --
--------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                       (6,931)                 3,769      12,272
Cash and cash equivalents at beginning of year                24,294                 20,525       8,253
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $  17,363          $      24,294    $ 20,525
========================================================================================================
Supplemental disclosure of cash flow information:
 Cash paid:
  Income taxes                                             $   3,306          $       4,517    $    843
 Noncash investing and financing activities:
  Conversion of redeemable preferred stock                 $      --          $      16,173    $  6,167
  Redeemable convertible preferred stock issued in
   connection with acquisition of QualTrak
    Corporation                                            $      --          $       9,706    $     --
--------------------------------------------------------------------------------------------------------

See accompanying Notes To Consolidated Financial Statements.



26 Pure Atria Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies


Pure Atria Corporation (the Company) develops, markets and supports a comprehensive, integrated suite of software products that enables the production of reliable, high-quality software and improves the software development process.

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents and Short-Term Investments - The Company considers all highly liquid instruments with an original maturity of 90 days or less at time of purchase to be cash equivalents. All of the Company's short-term investments are classified as available-for-sale and are recorded at cost, which approximates fair value.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation and amortization and are depreciated over their estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized over the lesser of their useful lives or the term of the related leases.

Revenue Recognition - The Company's revenues are derived from license fees for its software products, from software maintenance fees, and from other sources. Product revenues are derived from product licensing and sublicensing fees. Maintenance and other revenues are derived from software maintenance, training and consulting fees and from royalties for technology licenses. The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 91-1, Software Revenue Recognition. Product revenues from the sale of software licenses are recognized upon shipment to an end user if collection is probable and remaining vendor obligations are insignificant. Sublicense fee revenue from sales through distributors and other resellers is recognized in the period in which the sublicense is reported to the Company. Product returns and sales allowances are estimated and provided for at the time of sale. Maintenance revenues from ongoing customer support and product upgrades are recognized ratably over the term of the maintenance agreement. Payments for maintenance fees are generally received in advance and are nonrefundable. Revenues from training and consulting are recognized when the services are performed. Revenues from royalties on technology licenses are recognized when earned and when collection is probable.

Use of Estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Research and Development Costs - Research and development costs are charged to operations as incurred. To date, the Company has not capitalized software development costs after technological feasibility has been established as such costs incurred subsequent to the establishment of technological feasibility have not been material.

Income Taxes - The Company records income taxes using the asset and liability method. Deferred assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Concentrations of Credit Risk - Financial instruments potentially exposing the Company to a concentration of credit risk principally consist of cash and cash equivalents, short-term investments, and accounts receivable.




Pure Atria Corporation and Subsidiaries  27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalent balances consist of deposits with major commercial banks, the maturity of which is under three months from date of purchase. Short-term investments are placed with high quality financial, government, or corporate institutions. These investments typically bear minimal risk. The diversification of risk for the investment portfolio is consistent with the Company's policy to ensure safety of principal and to maintain liquidity.

The Company sells its products to companies in the software development industry (end users) and, to a lesser extent, distributors, who remarket the product to end users. The Company maintains reserves for potential credit losses, but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. No single customer accounted for 10% or more of total revenues for all periods presented.

Foreign Currency Translation - The functional currency of the Company's foreign subsidiaries is their local currency. Accordingly, all assets and liabilities are translated at the current exchange rate at the end of the period and income and expense accounts are translated at the average rates in effect during the period. Adjustments arising from translation of these subsidiaries' financial statements are reflected as a separate component of stockholders' equity. Realized and unrealized exchange gains or losses from transaction adjustments are reflected in operations and are not material.

Per Share Computations - Pro forma net income (loss) per share is computed using pro forma net income (loss) and is based on the weighted average number of shares outstanding of common stock and redeemable convertible preferred stock, on an "as if converted" basis, and dilutive common equivalent shares from stock options using the treasury stock method. In accordance with certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, such computations for periods preceding the initial public offerings (IPO) include all common and common equivalent shares issued within the 12 months preceding the IPO dates as if they were outstanding for all prior periods presented using the treasury stock method and the IPO prices.

Pro forma net income (loss) includes a provision for income taxes as if Performix, Inc. (Performix) had been a C corporation, fully subject to federal and state income taxes. Prior to its acquisition by the Company, Performix had elected S corporation status for income tax purposes and, consequently, historical results as they relate to Performix do not include a provision for income taxes.

Net loss per share is computed using the weighted average number of shares outstanding of common stock. Net income per share is computed using the weighted average number of shares outstanding and dilutive common stock equivalents outstanding during the period. Dilutive common stock equivalents consist of common stock issuable using the treasury stock method.

Accounting for Stock-Based Compensation - The Company recognizes compensation expense related to stock-based compensation plans using the intrinsic value method.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of - The Company adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. SFAS No. 121 requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated results of operations.

Reclassifications - Certain amounts in the financial statements for the years ended December 31, 1995 and 1994 have been reclassified to conform with the 1996 classifications.



28 Pure Atria Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Business Combinations

Poolings of Interest - On August 26, 1996, the Company acquired Atria Software, Inc. (Atria), a publicly held company that develops, markets, and supports software that facilitates the management of complex software development, enhancement, and maintenance. Pursuant to the acquisition, all of the shares of outstanding common stock of Atria were exchanged for 22,238,806 shares of the Company's common stock. In addition, each outstanding option or right to purchase Atria common stock under Atria's various stock option and purchase plans were assumed by the Company and became an option or right to purchase the Company's common stock after giving effect to the 1.544615 exchange ratio. For income tax purposes, Atria was acquired in a tax free reorganization.

On November 21, 1995, the Company acquired Performix, a provider of client/server load and performance testing tools. Pursuant to the acquisition, all of the shares of outstanding common stock of Performix were exchanged for 1,591,475 shares of the Company's common stock. All options to purchase Performix common stock then outstanding were assumed by the Company. Each assumed option continues to have, and is subject to, the same terms and conditions set forth in the respective option agreement applicable to such option immediately prior to the date of acquisition, subject to adjustment of the number of shares and exercise price thereof to reflect the exchange ratio of Performix shares for the Company's shares. For income tax purposes, Performix was acquired in a tax free reorganization. Performix was an S corporation for federal income tax purposes prior to its acquisition. Upon acquisition, the S corporation status terminated resulting in a one-time deferred tax expense of approximately $650,000. Also, in connection with the acquisition, the Company incurred approximately $2,200,000 of costs which are not deductible for income tax purposes.

These acquisitions were accounted for as poolings of interest, and accordingly, the Company's consolidated financial statements and notes thereto have been restated to include the financial position and results of Atria and Performix for all periods presented.

Separate results of operations for the period prior to the acquisitions of Atria and Performix are as follows:

                                                   Six months    Nine months
                                                     ended          ended
   (In thousands)       Year ended December 31,     June 30,    September 30,
------------------------------------------------------------------------------
                            1995         1994         1996           1995
------------------------------------------------------------------------------
                                                           (Unaudited)
                                                   ---------------------------
Revenues:
 Pure                       $44,042      $18,186      $31,625         $25,319
 Atria                       40,143       20,765       28,998          27,842
 Performix                       --        3,807           --           5,528
------------------------------------------------------------------------------
  Combined                  $84,185      $42,758      $60,623         $58,689
------------------------------------------------------------------------------

Net income (loss):
 Pure                       $(8,695)     $ 1,270      $ 1,945         $(8,132)
 Atria                        5,173        3,380        2,432           3,212
 Performix                       --          777           --           1,904
------------------------------------------------------------------------------
  Combined                  $(3,522)     $ 5,427      $ 4,377         $(3,016)
------------------------------------------------------------------------------


Purchases - On March 17, 1995, the Company acquired QualTrak Corporation (QualTrak), a provider of quality assurance software tools. Pursuant to the acquisition, all of the shares of outstanding common stock of QualTrak and options therefor were exchanged for 822,363 shares of the Company's Series D redeemable convertible preferred stock or options therefor and $2,000,000 in cash or the right to receive cash.


                                    Pure Atria Corporation and Subsidiaries  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was accounted for as a purchase with the results of QualTrak included from the acquisition date. The total purchase price of $11,904,000 was assigned to the fair value of the net assets acquired, including $543,000 to the net tangible assets acquired, $10,100,000 to in-process research and development, $591,000 to goodwill, $420,000 to purchased software, and $250,000 to a royalty arrangement. The value of the in-process research and development was charged to operations on the acquisition date. Goodwill, purchased software and prepaid royalties are amortized on a straight-line basis over 5 years, 18 months, and 3 years, respectively. For income tax purposes, QualTrak was acquired in a tax free reorganization.

The following summary prepared on an unaudited pro forma basis combines the consolidated results of operations as if QualTrak had been acquired as of the beginning of the periods presented:

           (In thousands, except per share data)               Year ended December 31,
----------------------------------------------------------------------------------------
                                                                  1995         1994
----------------------------------------------------------------------------------------
Revenues                                                          $84,844      $46,000
Pro forma net income before nonrecurring charge                     5,770        5,007
Pro forma net income before nonrecurring charge per share            0.14         0.13
----------------------------------------------------------------------------------------

The pro forma results exclude the $10,100,000 nonrecurring charge for in process research and development resulting from the acquisition. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

During the quarter ended September 30, 1995, the Company recorded a pre-tax charge of $1,500,000 for in-process research and development in connection with the acquisition of technology. This technology is incorporated in a client/server change request management product that tracks defects and enhancement requests throughout the software lifecycle. The Company began shipping this product in the first quarter of 1996.

On February 3, 1997, the Company completed the acquisition of Integrity QA Software, Inc. (Integrity), a provider of quality assurance software tools. Each outstanding share of Integrity Series A preferred stock was converted into a right to receive (i) $6.50 in cash and (ii) that fraction of a share of the Company's common stock obtained by dividing $6.50 by the average of the closing prices of the Company's common stock as quoted on the Nasdaq National Market for the five trading days immediately preceding the closing date of the acquisition. Each outstanding share of Integrity common stock was converted into a right to receive that fraction of a share of the Company's common stock obtained by dividing $6.3254 by the average of the closing prices of the Company's common stock as quoted on the Nasdaq National Market for the five trading days immediately preceding the closing date of the acquisition. Each outstanding warrant to purchase shares of Integrity Preferred Stock and each outstanding option to purchase Integrity Common Stock was assumed by the Company after giving effect to the applicable exchange ratio. During the first quarter of 1997, the Company anticipates recording a charge to operations currently estimated at $46,000,000 for in-process research and development associated with this acquisition.

3. Short-Term Investments

The Company's portfolio of short-term investments consisted of the following:

                 (In thousands)                    December 31,
----------------------------------------------------------------------------------------
                                                       1996        1995
----------------------------------------------------------------------------------------
US treasury and agency obligations                      $35,760        --
Auction rate securities-municipal obligations            17,300   $ 8,000
Auction rate securities-preferred stock                  11,975    25,400
Debt securities-municipal obligations                     9,483    20,840
Corporate debt securities                                 5,496        --
----------------------------------------------------------------------------------------
                                                        $80,014   $54,240
========================================================================================

30   Pure Atria Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All short-term investments as of December 31, 1996 and 1995, are classified as available-for-sale and have maturities of less than one year. Such investments are recorded at cost, which as of December 31, 1996 and 1995 approximated market value. Unrealized gains or losses on available-for-sale securities were immaterial for the years ended December 31, 1996 and 1995.

4. Property and Equipment

Property and equipment consisted of the following:

                 (In thousands)                                December 31,
-------------------------------------------------------------------------------
                                                             1996        1995
-------------------------------------------------------------------------------
Computer equipment                                           $17,761    $10,281
Furniture and office equipment                                 4,225      2,872
Leasehold improvements                                         1,447        957
Construction in progress                                       1,216         --
-------------------------------------------------------------------------------
                                                               24,649    14,110
Less accumulated depreciation and amortization                 11,675     5,796
-------------------------------------------------------------------------------
                                                              $12,974   $ 8,314
===============================================================================

5. Accrued Merger and Integration Expenses


On August 26, 1996, the Company acquired Atria (see Note 2) and initiated a plan to combine the operations of the two companies. During the third quarter of 1996, the Company recorded a $35,255,000 charge to operating expenses related to merger and integration costs.

Merger costs consist principally of transaction fees for investment bankers, attorneys, accountants, financial printing, and other related charges. Integration costs include severance and other employee related charges, elimination of redundant facilities, write-off of excess property and equipment and certain intangible assets, and other professional fees.

                                                               Severance
                                                               and other       Asset write-offs
                                             Transaction        employee           and lease
                     (In thousands)             costs       related charges      cancellations      Other       Total
----------------------------------------------------------------------------------------------------------------------
Provision recorded at acquisition                $ 8,319            $16,538             $ 5,998    $ 4,400    $ 35,255
Change in estimate                                   --                 960                (560)      (400)         --
Noncash write-offs                                   --              (4,018)             (1,987)      (640)     (6,645)
Cash payments                                     (7,709)            (2,856)               (550)    (2,124)    (13,239)
-----------------------------------------------------------------------------------------------------------------------
Accrued as of December 31, 1996                  $   610            $10,624             $ 2,901    $ 1,236    $ 15,371
=======================================================================================================================


Severance and Other Employee Related Charges - As a result of the merger, certain technical support, customer service, distribution, sales, marketing, and administrative functions were combined and reduced. Approximately 20 employees were terminated as a result of this activity. Affected employees had received notification of their termination by September 30, 1996 and final assignments are expected to be completed by March 31, 1997. The Company committed to pay noncontingent retention bonuses and commissions and these costs have been included in the accrual. In addition, certain employees received accelerated vesting on their options for which a compensation charge of $4,018,000 was recorded.

Pure Atria Corporation and Subsidiaries 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Write-offs and Lease Cancellations - The Company has consolidated duplicate offices in Europe and will relocate the North American headquarters to a larger facility. The accrual includes lease payments resulting from the planned closure of these facilities that are expected to continue through the lease term or penalties associated with early termination of the leases. Certain intangibles that will have no benefit to the combined operations were written off. Redundant property and equipment were either disposed of during the third quarter or written down to its estimated net realizable value.

Other - Other consists of incurred costs associated with communication of the merger to the employees and costs associated with exiting offices in Europe, discontinuance of the Pure Vision product line and termination of a European distributor. Payments associated with these activities are expected to be expended through the first quarter of 1997.

6. Commitments and Contingencies

The Company has operating leases for its corporate headquarters, field sales offices and certain office equipment that expire at various dates through 2007. In October 1996, the Company entered into an operating lease for approximately 101,000 square feet of office space in Cupertino, California. The term of the lease is ten years and contains two five-year options to renew. Future minimum lease payments under these noncancelable leases as of December 31, 1996 are as follows:

(In thousands)
---------------------------
1997                $ 5,246
1998                  4,991
1999                  4,455
2000                  3,196
2001                  2,842
Thereafter           10,692
---------------------------

As of December 31, 1996, the Company had letters of credit outstanding in the amount of $250,000 and $3,000,000 guaranteeing certain rental payments at its office locations in Lexington, Massachusetts and Cupertino, California, respectively.

Rent expense was $3,655,000, $2,010,000, and $1,148,000, for the years ended December 31, 1996, 1995, and 1994, respectively.

7. Stockholders' Equity

Redeemable Convertible Preferred Stock - Prior to July 1995, Pure was authorized to issue 6,600,000 shares of redeemable convertible preferred stock of which 6,057,456 shares were issued and outstanding. Pure had 2,000,000 shares of Series A issued and outstanding, 2,521,875 shares of Series B issued and outstanding, and 1,535,581 shares of Series C issued and outstanding. Each outstanding share of preferred stock automatically converted into one share of common stock upon the closing of Pure's IPO in August 1995.

Atria had 55,834 shares of Series A issued and outstanding and 753,408 shares of Series B issued and outstanding as of December 31, 1993. Each outstanding share of preferred stock automatically converted at a rate of 77.070 and 6.178 shares of common stock for each share of Series A and B preferred stock, respectively, upon the closing of Atria's IPO in 1994.

1992 Stock Option/Stock Issuance Plan - On October 15, 1992, the Company's Board of Directors approved the 1992 Stock Option/ Stock Issuance Plan (the Plan). Options granted under the Plan may be either incentive stock options or nonstatutory stock options, as designated by the Board of Directors. The Plan expires 10 years after adoption. Stock issued under the plan was subject to repurchase upon termination of employment. The

                                  Pure Atria Corporation and Subsidiaries  32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's repurchase right generally lapses for 25% of the shares granted one year from the date of the grantee's date of hire ratably over the next 36 months for the remaining shares.

The Plan provides that (i) the exercise price of an incentive stock option will be no less than the fair market value of the Company's common stock at the date of grant; (ii) the option exercise price per share for a nonstatutory stock option shall not be less than 85% of the fair market value; and (iii) the exercise price of an incentive stock option for an optionee who possesses more than 10% of the total combined voting power of all classes of stock shall not be less than 110% of the fair market value; all as determined by the Company's Board of Directors. One year from the date of grant, 25% of the options granted vest. The remaining balance vests ratably over the next 36 months of continuous service.

1995 STOCK OPTION PLAN - In May 1995, the Company adopted the 1995 Stock Option Plan (1995 Plan) to succeed the Plan. Under the 1995 Plan, 3,449,329 shares of common stock have been reserved for issuance. Beginning in 1996, an additional number of shares will be reserved on the first trading day of calendar years 1996, 1997, and 1998 equal to 5% of the number of shares of common stock outstanding on the last day of the preceding calendar year. Under the 1995 Plan, employees (including officers) and independent consultants may be granted nonstatutory options to purchase common stock at an exercise price of not less than 85% of the fair market value at the date of the grant and/or incentive stock options at an exercise price of no less than the fair market value at the date of grant.

The 1995 Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a nonstatutory option under the federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding.

The Company's Board of Directors may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate on May 15, 2005, unless terminated sooner by the Board of Directors.

Under the 1995 Plan, each individual serving as a nonemployee director received on the date of the IPO and each individual who first joins the Board of Directors as a nonemployee director on or after the effective date of the 1995 Plan, received at that time, an automatic option grant for 15,000 shares of the Company's common stock. In addition, at each annual stockholders' meeting, beginning in 1996, each nonemployee director will automatically be granted at that meeting, a stock option to purchase 5,000 shares of common stock, provided such individual has served on the Board of Directors for at least 6 months prior to such meeting. Each option has an exercise price equal to the fair market value of the common stock on the automatic grant date and a maximum term of 10 years, subject to earlier termination following the optionee's cessation of Board of Directors service. The option is immediately exercisable for all of the shares but the shares are subject to repurchase at original cost. With respect to the 15,000 share option grant, the right lapses and the optionee vests in a series of 4 equal annual installments over the optionee's period of Board of Directors service, beginning one year from the grant date. With respect to each 5,000 share option grant, the right lapses and the option vests in full on the first anniversary of such option's date of grant. However, vesting of the shares will automatically accelerate upon (i) an acquisition of the Company by merger, consolidation or asset sale; (ii) a hostile take-over of the Company effected by tender offer for more than 50% of the outstanding voting stock or proxy contest for Board of Directors membership; or (iii) the death or disability of the optionee while serving as a Board of Directors member.

In the event that more than 50% of the Company's outstanding voting stock were to be acquired pursuant to a hostile tender offer, each grant to nonemployee directors, which has been outstanding for at least six months, may be surrendered to the Company in return for a cash distribution from the Company based upon the tender offer price per share of common stock at the time subject to the surrendered option.

                                     Pure Atria Corporation and Subsidiaries  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes stock option transactions under all plans for the years ended December 31:

                                                                   Outstanding options
                                                              -------------------------------
                                         Shares                                    Weighted
                                        available              Number of            average
                                        for grant              shares          exercise price
----------------------------------------------------------------------------------------------
Balances, December 31, 1993              3,040,184              2,939,933              $ 0.25
Additional shares reserved               2,471,384                    --                 --
Atria options retired                   (1,547,164)                   --                 --
Options granted                         (1,983,552)             1,983,552                1.84
Options exercised                              --                (683,383)               0.32
Options canceled                           150,420               (150,420)               0.28
-------------------------------------------------------------------------
Balances, December 31, 1994              2,131,272              4,089,682                1.01
Additional shares reserved               1,285,354                    --                 --
Atria options retired                      (54,602)                   --                 --
Options granted                         (2,170,214)             2,170,214               11.78
Options exercised                              --                (531,739)               1.00
Options canceled                           406,562               (406,562)               2.18
-------------------------------------------------------------------------
Balances, December 31, 1995              1,598,372              5,321,595                5.37
Additional shares reserved               3,340,734                    --                 --
Atria options retired                     (246,426)                   --                 --
Options granted                         (5,236,376)             5,236,376               26.08
Options exercised                              --              (1,646,893)               3.51
Options canceled                           805,262               (805,262)              20.51
-------------------------------------------------------------------------
Balances, December 31, 1996                261,566              8,105,816              $17.56
=========================================================================

The following table summarizes information about fixed-price stock options outstanding at December 31, 1996:


                                                      Options Outstanding                     Options Exercisable
                                  --------------------------------------------------------------------------------------------------
                                                           Weighted
                                      Number                Average              Weighted             Number             Weighted
Range of                           Outstanding             Remaining             Average            Exercisable           Average
Exercise Prices                   As of 12/31/96       Contractual Life       Exercise Price      As of 12/31/96      Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$ 0.06 - $0.60                    1,355,922             6.6                  $ 0.19               1,353,922           $ 0.19
$ 0.65 - $9.43                    1,395,859             7.5                  $ 4.53               1,314,707           $ 4.25
$10.00 - $21.69                   1,418,284             9.1                  $20.20                 765,377           $19.62
$21.73 - $23.63                     346,959             9.3                  $23.04                  48,862           $21.93
$24.00 - $24.00                   1,458,242            10.0                  $24.00                     447           $24.00
$24.75 - $40.25                   2,130,550             9.4                  $30.07                 422,455           $29.99
------------------------------------------------------------------------------------------------------------------------------------
$ 0.06 - $40.25                   8,105,816             8.6                  $17.55               3,903,770           $ 8.85
====================================================================================================================================

At December 31, 1996 and 1995, the number of options exercisable was 3,903,770 and 3,881,191, respectively, and the weighted-average exercised price of those options was $8.85 and $1.52, respectively.


34 Pure Atria Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee Stock Purchase Plan - The Company's Employee Stock Purchase Plan (the 1995 Purchase Plan) was adopted by the Company's Board of Directors on May 16, 1995, and approved by the stockholders on July 17, 1995. The Company has reserved 300,000 shares of common stock for issuance under the 1995 Purchase Plan. The 1995 Purchase Plan provides for 24-month offerings with purchases occurring at six-month intervals, commencing on the effective date of the Company's IPO. The 1995 Purchase Plan is administered by the Compensation Committee of the Board of Directors. The price of stock purchased under the 1995 Purchase Plan is the lower of the fair market value of the common stock on the first day of the 6-month purchase period in which the participant first joined the plan or on the applicable semi-annual purchase date. The 1995 Purchase Plan will terminate in June 2005.

Pro Forma Fair Value Information - The Company applies APB Opinion No. 25 in accounting for its stock option plans and accordingly, no compensation cost has been recognized for its stock options in the financial statements, except to the extent that stock has been issued before all the services are performed or to a third party. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss would have been increased to the pro forma amounts indicated below:

  (In thousands, except for per share data)                Year ended December 31,
-----------------------------------------------------------------------------------
                                                          1996               1995
-----------------------------------------------------------------------------------
Pro forma net loss                                       $(12,973)        $(4,290)
Pro forma net loss per share                                 (.32)           (.11)
-----------------------------------------------------------------------------------

The per share weighted-average fair value of stock options granted during 1996 and 1995 was $13.36 and $5.83 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996-- expected volatility 0.5--expected dividend yield 0.0%, risk-free interest rate of 6.2%, and an expected life of 5 years; 1995--expected volatility 0.5-- expected dividend yield 0.0%, risk-free interest rate of 6.4%, and an expected life of 5 years.

Pro forma net loss reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation costs is reflected over the options' vesting period of 4 years and compensation costs for options granted prior to January 1, 1995 is not considered.


9. Income Taxes

Income taxes consisted of the following:

       (In thousands)                    Year ended December 31,
-------------------------------------------------------------------
                                 1996              1995       1994
-------------------------------------------------------------------
Current:
 Federal                     $   (1,422)       $  5,684    $ 1,410
 State                              166           1,108        370
 Foreign                            177               7         67
                                 ---------------------------------
                                 (1,079)          6,799      1,847
                                 ---------------------------------
Deferred:
 Federal                         (5,478)         (1,923)      (587)
 State                              (32)           (313)       (95)
                                 ---------------------------------
                                 (5,510)         (2,236)      (682)
                                 ---------------------------------
Charge in lieu of taxes
 attributable to employee
 stock plans                      8,950             800        170

                              $   2,361        $  5,363    $ 1,335
                                  ================================


                                    Pure Atria Corporation and Subsidiaries  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) were as follows:

(In thousands)                                                                           December 31,
-------------------------------------------------------------------------------------------------------
                                                                                      1996       1995
-------------------------------------------------------------------------------------------------------
Allowances and accrued expenses                                                         $5,692   $2,266
Research credits                                                                           733       --
State taxes                                                                                125      118
Net operating loss carryforward                                                            981       --
Deferred revenue                                                                         1,523      543
Accounts receivable                                                                        --      (649)
Prepaid expenses                                                                           --       (58)

 Net deferred tax assets--current                                                        9,054    2,220
Long-term deferred tax asset--property, equipment and intangibles                          846      915
-------------------------------------------------------------------------------------------------------
 Net deferred tax assets                                                                $9,900   $3,135
-------------------------------------------------------------------------------------------------------

Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

Income tax expense differs from the amounts computed by applying the statutory income tax rate of 34% to pre-tax income (loss) as a result of the following:

(In thousands)                                                  Year ended December 31,
-------------------------------------------------------------------------------------------------
                                                      1996                1995              1994
-------------------------------------------------------------------------------------------------
Income tax expense (benefit) at statutory rate       $(1,461)           $  626            $2,299
State income taxes, net of federal benefit               276               621               203
Performix earnings during S corporation status            --              (605)             (264)
Nondeductible acquisition-related charges              4,678             4,790                --
Performix acquired deferred tax liability                 --               649                --
Research and development credits                        (295)             (469)             (615)
Tax exempt interest income                              (881)             (393)             (145)
Other permanent differences                               44               181               256
Reduction in valuation allowance                         --                (37)             (399)
-------------------------------------------------------------------------------------------------
                                                     $ 2,361            $5,363            $1,335
=================================================================================================

As of December 31, 1996, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $2.4 million and $3.7
million respectively, which expire between 2001 and 2011.   As of December 31,
1996, the Company had research credit carryforwards for federal tax purposes of approximately $0.7 million which expire between 2008 and 2011.

36  Pure Atria Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Foreign Operations

Foreign operations consisted of the following:

                                   (In thousands)                   Year ended December 31,
-------------------------------------------------------------------------------------------------------
                                                          1996                1995              1994
-------------------------------------------------------------------------------------------------------
Revenues:
 United States                                          $104,621         $ 70,183              $41,689
 Europe                                                   24,464           10,512                1,069
 Asia Pacific                                              3,410            3,490                  ---
-------------------------------------------------------------------------------------------------------
 Consolidated                                           $132,495         $ 84,185              $42,758
=======================================================================================================

Income (loss) from operations:
 United States                                          $(16,886)        $    971              $ 5,865
 Europe                                                    8,399           (1,205)                  62
 Asia Pacific                                                522             (329)                 ---
------------------------------------------------------------------------------------------------------
 Consolidated                                           $ (7,965)        $   (563)             $ 5,927
======================================================================================================

Identifiable assets:
 United States                                          $137,603         $100,516              $54,235
 Europe                                                   13,634            7,817                  481
 Asia Pacific                                              2,713            1,741                  ---
------------------------------------------------------------------------------------------------------
 Consolidated                                           $153,950         $110,074              $54,716
======================================================================================================

United States revenue includes export sales of approximately $12,595,000, $10,172,000, and $7,426,000 in the years ended December 31, 1996, 1995 and 1994, respectively. Export sales have been made primarily to customers in Europe, Australia, Canada and Latin America.

                                   Pure Atria Corporation and Subsidiaries  37

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Pure Atria Corporation:

We have audited the accompanying consolidated balance sheets of Pure Atria Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pure Atria Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
San Jose, California
January 21, 1997, except as to Note 2
which is as of February 3, 1997






38  Pure Atria Corporation and Subsidiaries

CORPORATE INFORMATION
Corporate Headquarters

18880 Homestead Road
Sunnyvale, California 95014
408-863-9900 TEL
800-353-7873 TEL
408-863-4120 FAX


North American Sales Offices

Ontario, Canada
California
Colorado
Florida
Georgia
Illinois
Massachusetts
Missouri
New Jersey
New York
North Carolina
Pennsylvania
Texas
Virginia
Washington


International Sales Offices

Australia
France
Germany
Japan
Sweden
The Netherlands
United Kingdom





Pure Atria, the Pure Atria logo, Purify, ClearCase, ClearCase Multisite, ClearCase Attache, ClearGuide, Quantify, PureCoverage, Performix, PureLink and ClearDDTS are trademarks of Pure Atria in the United States and in other countries.



Registrar and Transfer Agent

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204


Auditors

KPMG Peat Marwick LLP
50 West San Fernando Street
San Jose, California 95113


Corporate Attorneys

Wilson, Sonsini,
Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304


Investor Relations

18880 Homestead Road
Sunnyvale, California  95014
408-863-9900



                         -----------------------------

This Annual Report contains forward-looking statements. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify these forward-looking statements. These forward looking statements reflect management's best judgment based on factors currently known, involve risks and uncertainties, including uncertainties relating to the successful development and market acceptance of the company's products, and other risks detailed from time to time in the Company's SEC reports, including the Report on form 10-K for the year ended December 31, 1996. Actual results may vary materially.


Market for Common Stock

The Company's common stock is traded on the NASDAQ National Market under the symbol PASW. The following table sets forth, for the periods indicated, the range of high and low sales prices since the Company completed its initial public offering on August 2, 1995:


Quarter Ended             High            Low
-------------            ------          -----

Sept. 30, 1995            $43.75          $27.75
Dec. 31, 1995             $39.75          $31.50
Mar. 31, 1996             $37.00          $24.50
June 30, 1996             $42.25          $32.4375
Sept. 30, 1996            $38.50          $19.75
Dec. 31, 1996             $38.125         $22.875


The trading price of the Company's common stock is subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, as well as other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's common stock.


Holders of Record

On March 14, 1997, there were approximately 500 holders of record of Pure Atria Corp. common stock.


Dividends

The Company's present policy is to reinvest earnings in future operations and the Company does not anticipate paying cash dividends in the foreseeable future.


Annual Meeting

The annual meeting of shareholders will be held May 9, 1997 at 10:00 a.m. at Wilson, Sonsini, Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304